UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                   FORM 12b-25


                           Notification of Late Filing

                                               Commission File Number 000-22329

(Check one)

|X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q   |_| Form N-SAR

         For period ended June 30, 2000

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the transition period ended
                               -------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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Part I -Registrant Information

Full Name of Registrant:   PowerTrader, Inc.
                        --------------------------------------------------------

Former Name if Applicable:
                          ------------------------------------------------------

Address of principal executive office (Street and Number):    5255 Orbitor Drive
                                                          ----------------------

City, state and zip code:  Mississauga, Ontario, Canada  L4W 4Y8
                         -------------------------------------------------------

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        |X|    (b)  The subject annual report,  semi-annual  report,  transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

The Company is unable to timely file its Annual Report on Form 10-K for the year ended June 30, 2000 because the Company: is no longer deemed to be a "small business issuer" for the purposes of the small business disclosure system set forth in Regulation S-B. As a result, the Company is now required to provide additional disclosures under Regulation S-K that were not previously required from the Company and must coordinate with the Company's former independent accountants with respect to prior fiscal years.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

           Diane M. Lank                               (905) 212-3004
                (Name)                                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No


PowerTrader, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  September 29, 2000            By: /s/ Stamos Katotakis
                                       -----------------------------------------
                                       Stamos Katotakis, Chairman, CEO and
                                       President